Exhibit 99.13

Talking Points: Leadership Team for calls with Philips Employees

What was announced…

•	WHAT WILL BE ANNOUNCED DECEMBER 18, 2020 (8:15AM CET)

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Today, Philips announced that we have entered into an agreement to acquire BioTelemetry. This is just the signing of an agreement to acquire; the transaction has not closed; we expect the transaction to close in the first quarter of 2021.

o	Philips will acquire all of BioTelemetry’s operations, including their approximately 1,900 employees in R&D, production and sales.

•	WHY / WHAT IS IT?

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Our Strategy to Win by Connecting Care is designed to help broaden the reach and deepen the impact of healthcare with solutions that leverage and unite devices, data, technology and most importantly, people across true networks of care to deliver on the quadruple aim.

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The acquisition of BioTelemetry will further expand and strengthen Philips’ position to support clinicians in patient care management. The acquisition is also a strategic fit with Philips’ cardiac care portfolio to support precision diagnosis and minimally invasive image-guided treatments.

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As the leader in wearable cardiac diagnostic monitoring, BioTelemetry focuses on the diagnosis and monitoring of heart rhythm disorders. The company’s offering in this area - which represent 85% of the company sales - comprises solutions for cardiac diagnostics and at-home monitoring through wearable sensors, AI-based clinical analytics, and clinical monitoring services. With over 30,000 unique referring physicians per month, BioTelemetry provides cardiac monitoring and reporting services for over one million patients per year.

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BioTelemetry’s portfolio includes sophisticated mobile cardiac outpatient telemetry and holter platforms in a patient-friendly patch-form that detects and transmits abnormal heart rhythms wirelessly for arrhythmia detection and diagnostic accuracy. Combined with an advanced cardiac data platform, and analysis and support to streamline workflows, BioTelemetry provides cardiologists and electrophysiologists a single source for cardiac monitoring services. Additionally, BioTelemetry has a clinical research business - representing 13% of the company sales - that provides centralized cardiovascular and imaging testing services in clinical trials. The company is recognized as an industry pioneer, top quality service provider and a leader in expert scientific consulting in this market.

•	WHAT IS BioTelemetry?

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BioTelemetry will bring a complementary offering to the existing Philips product portfolio. Bringing BioTelemetry to Philips is an acquisition for growth and, at close, we plan to keep the BioTelemetry team and solutions operating as they are today with limited business interruption.

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BioTelemetry was founded in 1994 and is committed to leading the mobile and wireless medical technology industry. The team of approximately 1,900 employees focus on the delivery of health information to save and improve lives, while reducing the cost of care. Today, the Company provides cardiac and mobile blood-glucose monitoring, centralized medical imaging and original equipment manufacturing serving the healthcare and clinical research sectors.

•	NEXT STEPS
o	The BioTelemetry sales team will remain focused on their 2020 / 2021 goals.

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At the close of the transaction, BioTelemetry will form a new business in the Connected Care cluster, reporting to Roy Jakobs, Chief Business Leader, Connected Care, Philips. We will share more details on the new business at the close.

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To ensure the success of the collaboration, we have appointed Nick Wilson from Philips to serve as the business integration leader (BIL) for the transition. In time, Nick will form an Integration Management office (IMO) to bring our two organizations together.

It is extremely important that we make sure our team knows…

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Avoid “Gun Jumping” (avoiding gun jumping simply means that prior to closing the transaction we must continue to act as two independent companies and not to commence any integration activities until the transaction is closed).

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During the period between sign and close, there are special guidelines for interacting with BioTelemetry, the company we intend to acquire. We need to avoid “gun jumping” activities or exchange of commercially sensitive information.

o	Until the close of the deal, no direct communications and interactions with BioTelemetry. Any communications will be done through Nick Wilson.

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After close, communication and activities will be managed through the integration team. The integration team is being assembled and will be fully in place by the close. All names are to be announced soon.

o	The following types of conduct can constitute gun-jumping…

o	Sharing competitively sensitive information, such as current and future pricing or cost information

o	Prematurely integrating or consolidating operations

o	Attending management meetings of the target

o	Negotiating new (customer or supplier) contracts or terms and conditions on behalf of the target

o	Coordinating of marketing or sales strategies

o	Influencing the conduct of the target

o	Influencing the targets pricing or trading conditions

•	Social media guidance

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We are now in a critical period between the signing of the agreement and the close of the deal when very strict legal rules governed by U.S. securities laws apply to what we say internally and externally. With this, we cannot post to social media on the topic of the acquisition.

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We need to restrict and prohibit all comments, opinions and reactions relating to the transaction publicly on social media including without limitation LinkedIn, Instagram, Twitter and Facebook. The world of social media is changing the way we communicate and it is imperative that you do not post or comment on this deal or anything related to BioTelemetry, their people, their customers or their products.

Questions

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Please take questions from your team – and, keep track of questions your team ask you – please send the questions you receive to Nick Wilson and, as Business Integration Leader, he will compile and use them to prepare for the close communications.

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